SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 3, 2007	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k. chen@chipmos.com	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS REPORTS FIRST QUARTER 2007 RESULTS

Hsinchu, Taiwan, May 4, 2007 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported unaudited consolidated financial results for the first quarter ended March 31, 2007. All U.S. dollar figures in this release are based on the exchange rate of NT$33.09 against US$1.00 as of March 30, 2007.

Net revenue for the first quarter of 2007 was NT$5,723.0 million or US$172.9 million, an increase of 31.0% from NT$4,367.1 million or US$132.0 million for the same period in 2006 and a decrease of 3.3% from NT$5,920.8 million or US$178.9 million in the fourth quarter of 2006. Under US GAAP, the gross margin for the first quarter of 2007 was 27.2%, compared to 31.4% for the same period in 2006 and 31.7% for the fourth quarter of 2006. Under US GAAP, net income for the first quarter of 2007 was NT$265.7 million or US$8.0 million, and NT$3.74 or US$0.11 per common share. Net income under US GAAP for the first quarter of 2007 included NT$102.9 million or US$3.1 million of non-cash charges from changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. Excluding the above two special items regarding to convertible notes, non-GAAP adjusted net income for the first quarter of 2007 would have been NT$368.6 million or US$11.1 million, and NT$5.18 or US$0.16 per common share.

The unaudited consolidated financial results of ChipMOS for the first quarter ended March 31, 2007 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “The first quarter 2007 results came in as expected with revenue, gross margin and net income being in line with guidance. We achieved better than seasonally normal results due to strength in our DRAM and flash businesses, which was affected by declines in the LCD driver IC business and fewer working days in February. We continue to benefit from the long-term customer programs already in place and new programs ramping up. We are also encouraged by the migration of our DRAM customers’ 90 nm technologies to 70 nm technologies or below. This helps customers increase their output per wafer, further reduces front end costs, while at the same time benefiting ChipMOS through significantly increased average testing time, higher volumes, and potentially more stable ASPs.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Gross margin remained healthy at 27.2%. While we continue to stress profitability and free cash flow generation efforts and would always like to achieve improvements, the sequentially lower gross margin reflects the lower utilization level in our LCD driver business and product mix. We expect the business environment and demand levels in LCD driver IC to improve starting in the second quarter due to recovery of end market demand. We also expect a continued ramping of our flash business. Due to unclear market situation, especially in DRAM pricing, we will be conservative in our investment in DRAM capacity. Consequently we currently expect that CapEx in 2007 will be lower than our initial plan of US$260 million.”

Selected Operation Data

	1Q07	4Q06
Revenue by segment
Testing	48%	46%
Assembly	34%	31%
LCD Driver	18%	23%

Utilization by segment
Testing	79%	88%
Assembly	82%	81%
LCD Driver	68%	91%
(TCP/COF, COG, Bumping)	(70%, 69%, 58%)	(97%, 64%, 65%)
Overall	78%	86%

CapEx by segment
Testing	37%	48%
Assembly	33%	33%
LCD Driver	30%	19%

Depreciation and amortization expenses (US GAAP)	US$51.3 million	US$49.1 million

Second Quarter 2007 Outlook

Based on current customer forecasts and market conditions, ChipMOS currently expects that revenue for the second quarter of 2007 will be in the range of approximately US$173 million to US$182 million, which would represent flat to approximately 5% sequential growth compared to the first quarter of 2007. The Company currently expects US GAAP gross margin on a consolidated basis for the second quarter of 2007 to be in the range of approximately 24% to 27%.

Mr. Cheng commented, “ChipMOS is currently in a great position for 2007. Our prior efforts to align the company with key leaders in the DRAM (including DDR II), flash, and LCD driver segments have established ChipMOS as a leader of outsourced testing and assembly in these respective segments. We expect that these segments will continue to recover in 2007. We are also confident that the outsourcing trend will continue with an increased number of companies outsourcing and with existing customers increasing the scale of the programs they outsource. We believe our lower CapEx strategy, free cash flow focus and efforts to streamline the corporate ownership structure will help in our long-term goal of maximizing shareholder value. The latest example was our recent transaction with Siliconware Precision Industries Co., Ltd., which we believe will be accretive in 2007 and beyond.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed first quarter 2007 results on Thursday, May 3, 2007 at 7:00PM ET (7:00AM, May 4, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com/. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 238639.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Use of Non-GAAP Information

Readers are reminded that non-GAAP numbers contained in this announcement are merely a supplement to, and not a replacement for, the GAAP financial measures. These non-GAAP numbers should be read in conjunction with the US GAAP financial measures. It should be noted as well that the non-GAAP information provided in this announcement may be different from the non-GAAP information provided by other companies.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended March 31, 2007, 2006 and December 31, 2006

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	March 31, 2007 USD	Dec. 31, 2006 USD	March 31, 2006 USD	March 31, 2007 USD
Net Revenue	172.9	178.9	132.0	172.9
Cost of Revenue	125.8	122.0	90.5	125.9

Gross Profit	47.1	56.9	41.5	47.0

Operating Expenses
Research and Development	2.2	2.6	1.8	2.2
Sales and Marketing	0.8	0.8	0.7	0.8
General and Administrative	8.1	7.1	5.4	13.1

Total Operating Expenses	11.1	10.5	7.9	16.1

Income from Operations	36.0	46.4	33.6	30.9

Non-Operating Expenses, Net	(5.3)	(0.7)	(0.5)	(7.6)

Income before Income Tax and Minority Interests	30.7	45.7	33.1	23.3

Income Tax Expense	(3.9)	(6.4)	(3.9)	(3.9)

Income before Minority Interests	26.8	39.3	29.2	19.4

Cumulative Effect of Changes in Accounting Principles	—	—	0.1	—

Minority Interests	(12.7)	(17.5)	(11.1)	(11.4)

Net Income	14.1	21.8	18.2	8.0

Earnings Per Share -Basic	0.20	0.31	0.27	0.11

Shares Outstanding (in thousands)-Basic	71,107	69,891	67,924	71,107

Earnings Per Share -Diluted	0.18	0.21	0.21	0.11

Shares Outstanding (in thousands)-Diluted	85,085	99,087	83,724	73,779

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$33.09 against US$1.00 as of March 30, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended March 31, 2007, 2006 and December 31, 2006

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP			US GAAP
	3 months ended			3 months ended
	March 31, 2007 NTD	Dec. 31, 2006 NTD	March 31, 2006 NTD	March 31, 2007 NTD
Net Revenue	5,723.0	5,920.8	4,367.1	5,723.0
Cost of Revenue	4,163.6	4,037.3	2,993.0	4,168.2

Gross Profit	1,559.4	1,883.5	1,374.1	1,554.8

Operating Expenses
Research and Development	74.4	84.6	59.3	74.4
Sales and Marketing	26.1	28.1	25.3	26.1
General and Administrative	266.5	235.3	178.5	433.2

Total Operating Expenses	367.0	348.0	263.1	533.7

Income from Operations	1,192.4	1,535.5	1,111.0	1,021.1

Non-Operating Expenses, Net	(176.8)	(22.1)	(17.2)	(250.7)

Income before Income Tax and Minority Interests	1,015.6	1,513.4	1,093.8	770.4

Income Tax Expense	(130.7)	(211.7)	(129.5)	(128.3)

Income before Minority Interests	884.9	1,301.7	964.3	642.1

Cumulative Effect of Changes in Accounting Principles	—	—	3.3	—

Minority Interests	(419.8)	(579.8)	(366.0)	(376.4)

Net Income	465.1	721.9	601.6	265.7

Earnings Per Share -Basic	6.54	10.33	8.86	3.74

Shares Outstanding (in thousands)-Basic	71,107	69,891	67,924	71,107

Earnings Per Share -Diluted	6.06	7.11	7.00	3.60

Shares Outstanding (in thousands)-Diluted	85,085	99,087	83,724	73,779

ChipMOS TECHNOLOGIES (Bermuda) LTD.

RECONCILIATION OF US GAAP NET INCOME TO NON-GAAP NET INCOME (UNAUDITED)

For the Three Months Ended March 31, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts

Use of Non-GAAP Financial Information

To supplement our consolidated income statement (unaudited) for the three months ended March 31, 2007 on a US GAAP basis, the Company uses a non-GAAP measure of net income, which is US GAAP net income adjusted to exclude two non-cash charges referred to as special items. The two non-cash charges excluded are changes in the fair value of the embedded derivative liabilities and amortization of discount on convertible notes. These charges are considered by the management to be outside of the Company’s core operating results. For example, changes in the fair value of the embedded derivative liabilities relate heavily to the Company’s stock price, interest rate and volatility, all of which are difficult to predict and outside of the control of the Company and its management.

For these reasons, management uses non-GAAP adjusted measures of net income and non-GAAP net income per share to evaluate the performance of our core businesses, to estimate future core performance and to compensate employees. In addition, this information facilitates our management’s internal comparisons to our historical operating results as well as to the operating results of our competitors.

The Company’s management finds these supplemental non-GAAP measures to be useful, and we believe these non-GAAP measures are useful to investors in enabling them to perform additional analyses of past, present and future operating performance and as a supplemental means to evaluate our core operating results. However, readers are reminded that non-GAAP numbers are merely a supplement to, and not a replacement for, US GAAP financial measures. They should be read in conjunction with the US GAAP financial measures. It should be noted as well that our non-GAAP information may be different from the non-GAAP information provided by other companies.

3 months ended March 31 2007
US GAAP Net Income	8.0

Special Items (in Non-Operating Expenses, Net)
Changes in the fair value of the embedded derivative liabilities(2)	0.4
Amortization of discount on convertible notes(3)	2.7

Total Special Items	3.1

Non-GAAP Adjusted Net Income	11.1

US-GAAP Net Income Per Share (Basic)	0.11
Adjustment for special items	0.05
Non-GAAP Net Income Per Share (Basic)	0.16

US-GAAP Net Income Per Share (Diluted)	0.11
Adjustment for special items	0.04
Non-GAAP Net Income Per Share (Diluted)	0.15

Notes:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$33.09 against US$1.00 as of March 30, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	The Company’s management believes excluding non-cash special charge for the changes in the fair value of the embedded derivative liabilities from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash available to the Company.
(3)	The Company’s management believes excluding non-cash amortization expense of discount on convertible notes from its non-GAAP financial measure of net income is useful for the Company and investors as such expense does not have any impact on cash available to the Company.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

NON-GAAP CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended March 31, 2007

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

3 months ended March 31 2007
Net Revenue	172.9
Cost of Revenue	125.9

Gross Profit	47.0

Operating Expenses
Research and Development	2.2
Sales and Marketing	0.8
General and Administrative	13.1

Total Operating Expenses	16.1

Income from Operations	30.9

Non-Operating Expenses, Net	(4.5)

Income before Income Tax and Minority Interests	26.4

Income Tax Expense	(3.9)

Income before Minority Interests	22.5

Minority Interests	(11.4)

Net Income	11.1

Earnings Per Share -Basic	0.16

Shares Outstanding (in thousands)-Basic	71,107

Earnings Per Share -Diluted	0.15

Shares Outstanding (in thousands)-Diluted	73,779

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$33.09 against US$1.00 as of March 30, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of March 31, 2007 and December 31, 2006

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP		US GAAP
	Mar-07 USD	Dec-06 USD	Mar-07 USD	Dec-06 USD
ASSETS
Cash and Cash Equivalents	126.4	178.2	126.4	178.2
Financial Assets at Fair Value Through Profit or Loss	28.3	58.3	28.3	58.3
Accounts and Notes Receivable	150.2	152.9	150.2	152.9
Inventories	25.9	28.6	25.9	28.6
Other Current Assets	36.4	12.1	36.4	12.1

Total Current Assets	367.2	430.1	367.2	430.1

Long-term Investments	11.0	11.1	11.0	11.1

Property, Plant & Equipment-Net	931.0	921.6	927.6	918.0
Intangible Assets	5.3	10.6	5.3	13.5
Other Assets	46.5	17.1	48.8	16.7

Total Assets	1,361.0	1,390.5	1,359.9	1,389.4

LIABILITIES
Current Liabilities
Short-Term Bank Loans	61.8	31.9	61.8	31.9
Current Portion of Long-Term Debt	63.3	70.6	63.3	70.6
Accounts Payable and Payables to Contractors and Equipment Suppliers	53.3	54.3	53.3	54.3
Other Current Liabilities	47.8	47.1	65.1	61.0

Total Current Liabilities	226.2	203.9	243.5	217.8
Long-Term Liabilities	488.4	480.5	518.7	508.8
Other Liabilities	15.5	14.5	16.5	15.2

Total Liabilities	730.1	698.9	778.7	741.8

SHAREHOLDERS’ EQUITY
Capital Stock	0.8	0.7	0.8	0.7
Option Warrants	4.2	4.3	15.1	14.4
Deferred Compensation	(1.5)	(1.7)	(8.2)	(9.2)
Capital Surplus	367.8	291.1	348.2	271.4
Retained Earnings	140.7	130.6	115.9	111.8
Cumulated Translation Adjustments	4.7	2.0	4.7	2.1
Unrecognized Pension Cost	—	—	(1.9)	(1.4)
Minority Interests	114.2	264.6	106.6	257.8

Total Equity	630.9	691.6	581.2	647.6

Total Liabilities & Shareholders’ Equity	1,361.0	1,390.5	1,359.9	1,389.4

Note (1): All U.S. dollar figures in this release are based on the exchange rate of NT$33.09 against US$1.00 as of March 30, 2007. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of March 31, 2007 and December 31, 2006

Figures in Million of NT dollars (NTD)

	ROC GAAP		US GAAP
	Mar-07 NTD	Dec-06 NTD	Mar-07 NTD	Dec-06 NTD
ASSETS
Cash and Cash Equivalents	4,183.6	5,895.9	4,183.6	5,895.9
Financial Assets at Fair Value Through Profit or Loss	937.5	1,929.1	937.5	1,929.1
Accounts and Notes Receivable	4,970.5	5,060.8	4,970.5	5,060.8
Inventories	856.1	945.8	856.4	946.1
Other Current Assets	1,202.3	401.0	1,202.3	401.0

Total Current Assets	12,150.0	14,232.6	12,150.3	14,232.9

Long-term Investments	364.6	366.7	364.6	366.7

Property, Plant & Equipment-Net	30,805.8	30,494.3	30,692.5	30,377.7
Intangible Assets	176.1	353.0	176.1	446.7
Other Assets	1,539.4	565.3	1,614.7	552.1

Total Assets	45,035.9	46,011.9	44,998.2	45,976.1

LIABILITIES
Current Liabilities
Short-Term Bank Loans	2,046.2	1,055.3	2,046.2	1,055.3
Current Portion of Long-Term Debt	2,093.4	2,335.3	2,093.4	2,335.3
Accounts Payable and Payables to Contractors and Equipment Suppliers	1,763.1	1,796.2	1,763.1	1,796.2
Other Current Liabilities	1,582.7	1,560.7	2,153.8	2,020.2

Total Current Liabilities	7,485.4	6,747.5	8,056.5	7,207.0
Long-Term Liabilities	16,160.3	15,900.5	17,164.4	16,836.2
Other Liabilities	512.9	479.0	546.4	502.2

Total Liabilities	24,158.6	23,127.0	25,767.3	24,545.4

SHAREHOLDERS’ EQUITY
Capital Stock	27.2	23.0	27.2	23.0
Option Warrants	139.4	140.7	500.4	478.1
Deferred Compensation	(50.8)	(56.6)	(270.5)	(303.1)
Capital Surplus	12,171.5	9,631.2	11,520.3	8,979.9
Retained Earnings	4,656.4	4,322.2	3,833.8	3,698.9
Cumulated Translation Adjustments	156.3	68.1	156.3	68.1
Unrecognized Pension Cost	—	—	(62.9)	(44.7)
Minority Interests	3,777.3	8,756.3	3,526.3	8,530.5

Total Equity	20,877.3	22,884.9	19,230.9	21,430.7

Total Liabilities & Shareholders’ Equity	45,035.9	46,011.9	44,998.2	45,976.1